UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | UPDATE ON SASOL’S CONFERENCE CALL**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

UPDATE ON SASOL'S CONFERENCE CALL

Sasol was scheduled to host a conference call on Tuesday, 10 March 2020, at 15:00 (SAST) in order to discuss the recent outcome of the periodic ratings review by S&P Global and Moody's.

Given the latest developments where oil prices have declined significantly and increased market volatility, the conference call will be moved to Tuesday, 17 March 2020, at 15:00 (SAST). This allows more time to assess the impact of these latest developments on the market and Sasol in particular.

Balance sheet protection remains a key priority. As communicated during the interim financial results, we continue to actively manage the balance sheet and several steps have already been taken to mitigate market volatility. This includes our hedging programme to mitigate commodity price movements and exchange rate exposures. We have hedged our US$/ZAR exchange rate and ethane exposure, but oil price exposure is not hedged for the remainder of FY20.

Conference call details:		
Tuesday, 17 March 2020	*Time*	*Dial-in numbers*
South Africa	*15:00*	*+27 11 535 3600*
United Kingdom	*13:00*	*+44 (0) 333 300 1418*
United States (ET)	*09:00*	*+1 508 924 4326*
Other countries		*+27 11 535 3600*

The transcript will be available from March 20, 2020 at 6:00 PM (SA) on Sasol's investor relations website.

If you have any questions, please email: investor.relations@sasol.com or contact Feroza Syed at +27 10 344 9280.

9 March 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 9 March 2020

By: <u>/s/ M M L Mokoka</u>

Name: M M L Mokoka

Title: Company Secretary